

Mail Stop 3561

November 21, 2017

Michael J. Wortley
Chief Financial Officer
Cheniere Energy Partners LP Holdings, LLC
700 Milam Street, Suite 1900
Houston, TX

> Re: **Cheniere Energy Partners LP Holdings, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **Form 10-Q for the Quarterly Period Ended September 30, 2017**
> **Filed November 9, 2017**
> **File No. 1-36234**

Dear Mr. Wortley:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements

Note 7 – Income Taxes, page 33

1. Given the significance of investment tax credits to your effective tax rate reconciliation, please tell us what consideration was given to disclosing your method of accounting for and amounts of investment tax credits. In addition, please expand your discussion and analysis in future filings to address all material factors impacting your income tax expense (benefit). Please refer to Item 303(a)(3) of Regulation S-K for guidance.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation, page 6

2. Please explain to us the remaining basis difference associated with the Class B unit conversion which is being accreted into the suspended loss account over a remaining period of 31.8 years. Please include in your response your calculation of the total basis difference and the specific authoritative literature supporting your accounting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Leonard Travis, Chief Accounting Officer